

August 18, 2014

Via E-mail
Pedro Arnt
Chief Financial Officer
MercadoLibre, Inc.
Arias 3751, 7ᵗʰ Floor
Buenos Aires, C1430CRG, Argentina

> **Re:** **MercadoLibre, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-33647**

Dear Mr. Arnt:

We have reviewed your letter dated July 18, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 3, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Net revenues, page 59

1. We note your response to prior comment 1. Please clarify how your disclosures on page 60 comply with the requirements of Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. In this regard, for each of your segments, you attribute increases in your marketplace revenues to increases in unit sales and growth in fees, without quantifying the amount that each source contributed to the change. While

we note that your prices are fixed percentages of the prices which the sellers post on your web site, and you have not changed such percentages significantly, the increase in your revenues as a result of increases in seller prices represents a source of change that should be quantified, if material.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Patrick Gilmore for

Stephen Krikorian
Accounting Branch Chief

cc: Marcelo Melamud
        Chief Accounting Officer